TABLE OF CONTENTS
                                -----------------

                                                                          Page

1.       Term.............................................................  1
2.       Covered Products.................................................  1
3.       Pricing..........................................................  2
4.       Payment..........................................................  2
5.       Terms and Conditions of Sale.....................................  2
6.       Responsibilities of Dealer.......................................  4
7.       Service Responsibilities.........................................  4
8.       Warranty.........................................................  5
9.       Dealer Preparation. .............................................  5
10.      Spare Parts. ....................................................  6
11.      Acknowledgment of Trademarks, Trade Names, Patents and
         Copyrights.......................................................  6
12.      Standards for Executive Management...............................  7
13.      Transfer or Assignment of Agreement..............................  7
14.      Termination by Dealer............................................  8
15.      Termination By QUANTUM CYCLES....................................  9
16.      Supervening Law..................................................  9
17.      Limitation on Damages. .......................................... 10
18.      Indemnification by QUANTUM CYCLES................................ 10
19.      Indemnification by Dealer. ...................................... 10
20.      General.......................................................... 10

EXHIBIT "A"       AMERICAN QUANTUM CYCLES
                           LIMITED WARRANTY............................... 13

EXHIBIT "B"       DEALER PREPARATION INSTRUCTIONS......................... 14

                                Dealer Agreement
                                ----------------


THIS AGREEMENT by and between AMERICAN QUANTUM CYCLES, INC., a Florida corporation, (hereinafter referred to as "QUANTUM CYCLES"), having its principal place of business at 731 Washburn Road, Melbourne Florida 32934, and Paul Jackson, a Dealer (hereinafter referred to as "Dealer"), having its principal place of business at ___________________________________________________________
_______________________________________________________________________________,
collectively referred to as the "parties". It is mutually agreed that:

1.       Term.

         (a) This Agreement shall have a continuing term unless QUANTUM CYCLES has notified the Dealer and the Department of Highway Safety and Motor Vehicles of the state in which the Dealer is conducting its business, of its intention to discontinue, cancel or fail to renew this Agreement or of its intention to modify this Agreement or replace this Agreement with the succeeding agreement, which modification or replacement will adversely alter the rights or obligations of Dealer under this Agreement or will substantially impair the sales, service obligations or investment of Dealer, at least ninety (90) days before the effective date thereof or such period of time required by the State General statutes, or any successor statute whichever is greater. During the term hereof, Quantum Cycles agrees to maintain its licensure within the state of Florida and will refrain from any action that will interfere with Dealer's ability to maintain its licenses and permits.

2.       Covered Products.

Products covered by this Agreement are the motorcycles manufactured by QUANTUM CYCLES, including any and all models of motorcycles introduced for sale by QUANTUM CYCLES during the term of this Agreement and all components and spare parts of such motorcycles ("Products"). Dealer shall have the right to purchase Products hereunder from QUANTUM CYCLES for resale to customers. Quantum Cycles agrees that Dealer shall be its distributor of Quantum Cycles in Tampa Florida and within a 75-mile radius of the Tampa Florida dealership location and that it will provide a sufficient number of motorcycles and parts to enable Dealer to comply with any and all applicable motor vehicle statutes and regulations for dealer of new motor vehicles. Quantum Cycles agrees that no distributor will be established in Orlando Florida within the period of one (1) year from the date of execution of this Agreement and that after the period of one year, Dealer will have the first right to refusal of distributorship in Orlando Florida.

3.       Pricing.

QUANTUM CYCLES shall have the unilateral right to determine the prices of Products sold to Dealer hereunder, provided that QUANTUM CYCLES shall provide Dealer with thirty (30) days' advance written notice of any revision in the prices of QUANTUM CYCLES Products. All QUANTUM CYCLES Products ordered during or prior to the thirty (30) day notification period, for delivery within sixty (60) days of the notice date, shall be invoiced at the non-revised price. All QUANTUM CYCLES Products scheduled for delivery more than sixty (60) days after the notice date shall be invoiced at the revised price. Notwithstanding the notice provisions of subparagraph 20(i) herein, written notice of price revisions shall be deemed delivered two business days after deposit thereof by QUANTUM CYCLES in the United States mails, first class postage prepaid. However, notwithstanding anything to the contrary, Quantum Cycles agree that it will not sell or offer to sell its motorcycles to any dealer or other individual or entity at a price lower than it would sell to dealer.

4.       Payment.

         (a) Dealer shall pay for the products in the following manner, one third (1/3) of Quantum Cycles invoice price upon Dealer placing the order; one third (1/3) upon receipt of shipping of the finished product; and one third (1/3) within 7 days of delivery and acceptance at Dealer's facility. This arrangement may be renegotiated upon written notice by either party after the first 6 months that this agreement has been in effect. Payment shall be made in immediately available funds drawn upon a federally chartered United States bank.

         (b) Dealer shall pay all applicable taxes, freight, duties and insurance charges at the time Dealer accepts product after final inspection at Dealer's facility.

         (c) All payments shall be made in United States dollars, unless otherwise specified in writing by QUANTUM CYCLES.

5.       Terms and Conditions of Sale.

         (a) Dealer purchase orders for Products shall be in writing. Any terms or conditions of such purchase orders which conflict with this Agreement in any respect shall be void, but the remainder of said purchase orders shall be effective. Purchase orders for Products shall be non-cancelable after ten (10) days from issuance by Dealer.

         (b) Any applicable excise, sales, use or similar taxes, whether federal, state or local, and any transportation charges, except as otherwise stated herein, shall be paid by Dealer in addition to the prices herein. In lieu of the payment of any such tax, Dealer may provide QUANTUM CYCLES with a tax exemption certificate acceptable to the appropriate taxing authorities.

         (c) All shipments are F.O.B. QUANTUM CYCLES' factory. Title shall remain with QUANTUM CYCLES until Dealer has accepted Products pursuant to subparagraph (d) below. Risk of loss or damage to Products shall remain with Quantum Cycles until accepted by Dealer as set forth below. Dealer shall have the responsibility to obtain and/ or pay for insurance upon acceptance by Dealer as set forth below.

         (d) Final inspection and acceptance shall be made by Dealer at Dealer's facility. Unless Dealer notifies QUANTUM CYCLES to the contrary with in five(5) calendar days from the date of receipt, Dealer shall be conclusively presumed to have accepted the Products at the expiration of such five (5) day period.

         (e) QUANTUM CYCLES shall deliver Products to Dealer in accordance with QUANTUM CYCLES' delivery schedules which QUANTUM CYCLES shall publish from time to time. In the event orders received by QUANTUM CYCLES at any time for any Product exceed QUANTUM CYCLES' existing stock and manufacturing capacity to meet its published delivery schedules, QUANTUM CYCLES may allocate available quantities of such Product among such orders on a pro rata basis. In such event, Dealer agrees to accept its pro rata share of such Products when available and shall have the right to cancel, in writing, quantities of its order in excess of such allocation within ten (10) days of receipt of notification from QUANTUM CYCLES of such allocation.

         (f) QUANTUM CYCLES shall not be liable for delays in delivery or failure to manufacture due to causes beyond its reasonable control, such as acts of God, acts or omissions of Dealer, acts or omissions of civil or military authority, priorities, fire, strikes, floods, epidemics, quarantine, restrictions, riots, war, delays in transportation and inability due to causes beyond its reasonable control to obtain necessary labor, materials or manufacturing facilities. In the event of any such delay, the date of delivery shall be extended for a period equal to the time lost by reason of the delay.

         (g) QUANTUM CYCLES shall authorize the repair or return of any defective Products which Dealer does not accept pursuant to the terms of this paragraph 5. In the event QUANTUM CYCLES authorizes the return of a defective Product, Dealer shall obtain the return authorization number from QUANTUM CYCLES prior to returning any Products. All transportation for the return of defective Products shall be borne by QUANTUM CYCLES. In the event any such returned Product is subsequently found to be not defective, all related labor, material and transportation costs and other expenses incurred by QUANTUM CYCLES shall be reimbursed by Dealer. In the event QUANTUM CYCLES elects to repair any defective Products, Dealer shall obtain a repair authorization number from QUANTUM CYCLES prior to the commencement of the repair of any defective Products. QUANTUM CYCLES shall compensate Dealer for effectuating the repair of defective Products at the same rate and under the same conditions as QUANTUM CYCLES compensates Dealer for the performance of warranty repairs in accordance with paragraph 8.

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

6.       Responsibilities of Dealer.

         (a) Dealer shall actively promote and sell the Products. Such promotion and sales activities shall include, without limitation:

                  (i) maintaining a fully trained and adequate sales force capable of point of sale customer contact;

                  (ii) providing and maintaining physical facilities commensurate with the sales possibilities and service needs in the Dealer's trade area, including a building of acceptable appearance and sufficient size to display inventory and to provide for Products servicing and warranty repair,

                  (iii) providing and maintaining signs recommended and approved by QUANTUM CYCLES; and approved by the appropriate regulatory bodies in the Dealer's trade area.

                  (iv) maintaining an inventory of motorcycles and spare parts in keeping with the sales possibilities in the trade area;

                  (v) using promotional and advertising materials made available by QUANTUM CYCLES;

                  (vi) providing adequate representation of the products in the community or territory served by Dealer;

                  (vii) achieving a reasonable share of the market for the products covered by this agreement in the trade area served by Dealer's location; and

                  (viii) actively promoting and advertising the products.

         (b) Dealer shall make no representations, guarantees or warranties regarding the performance of functional characteristics of the products beyond those stated in printed literature and brochures of QUANTUM CYCLES, nor make any delivery promises inconsistent with the delivery schedules of QUANTUM CYCLES in effect from time to time.

         (c) Dealer shall perform service responsibilities, warranty repair responsibilities, and dealer preparation responsibilities set forth in this Agreement.

7.       Service Responsibilities.

         (a) Dealer shall provide repair and maintenance service to its customers. All service undertaken by Dealer shall be performed by qualified service representatives who receive adequate formal training in the service and maintenance of the products. QUANTUM CYCLES

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

shall make available to Dealer its current service and maintenance materials. Upon termination or expiration of this Agreement, for any reason, Dealer agrees to deliver to QUANTUM CYCLES, without demand, all records relating to the customer service and maintenance.

         (b) QUANTUM CYCLES shall furnish to Dealer a reasonable quantity of documents necessary to enable Dealer to service the products and respond immediately to reasonable customer requests concerning repairs.

8.       Warranty.

         (a) QUANTUM CYCLES new product warranty is attached hereto (Exhibit "A"). QUANTUM CYCLES may, from time to time, revise its warranty statement for the products covered hereunder. Dealer shall perform warranty repairs of all QUANTUM CYCLES Products presented to dealer for warranty repair, whether or not Products were sold to the customer by Dealer. Prior to undertaking any warranty repair, Dealer shall verify the product is eligible for warranty repair and shall note on any warranty work order the date of purchase of the Product and the Product's mileage, if applicable.

Dealer shall be entitled to no compensation from QUANTUM CYCLES for any repair undertaken on a Product which does not fall within the parameters of the QUANTUM CYCLES Product warranty. Dealer shall obtain from QUANTUM CYCLES a warranty repair authorization number prior to undertaking any warranty repair which exceeds Two hundred Dollars ($200.00).

         (b) Dealer shall be reimbursed for any parts consumed in a warranty repair at the price invoiced to Dealer by QUANTUM CYCLES for spare parts and components, plus a handling fee of six percent (6%). QUANTUM CYCLES shall pay Dealer reasonable compensation for labor expended in effectuating warranty repairs . It is agreed that, at the time of signing this agreement, that rate is set at $15.00 per hour. This rate may be renegotiated from time to time between the parties. However, at no time during this agreement shall the rate fall below the set rate without the express written consent of the Dealer. Compensation for warranty repairs shall be paid by QUANTUM CYCLES to Dealer within thirty (30) days of receipt of invoice therefor from Dealer.

9.       Dealer Preparation.

For each model of motorcycle Product and for each model year, QUANTUM CYCLES shall furnish Dealer with delivery and preparation instructions. Delivery and preparation instructions for the current model year is attached hereto as (Exhibit "B"). QUANTUM CYCLES shall furnish Dealer with delivery and preparation instructions within the reasonable time prior to commencement of the release of a new motorcycle Product and for each model year of motorcycle Products. Quantum Cycles shall pay Dealer reasonable compensation for delivery and preparation. It is agreed that, at the time of signing this agreement , that rate is set at $250.00 dollars this rate may be renegotiated from time to time between the parties. However,

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

at no time during this agreement shall the rate fall below the set rate without the express written consent of the dealer. Compensation for delivery and preparation obligations shall be paid within thirty (30) days of a receipt of an invoice therefor from Dealer.

10.      Spare Parts.

QUANTUM CYCLES agrees to maintain and provide spare parts for a minimum of the current model year and the five (5) preceding model years. QUANTUM CYCLES, in the alternative, may provide spare parts through third party vendors for the period above described. In the event QUANTUM CYCLES is unable to distribute any spare parts for any reason, including, but not limited to, bankruptcy, insolvency or dissolution, QUANTUM CYCLES shall assign to Dealer any agreements for the purchase of spare parts to the extent that such agreements permit assignment. Spare parts shall be delivered within sixty (60) days from the receipt of an order from Dealer; however, the failure to deliver any spare parts within said sixty (60) day period shall not constitute the default or a breach of this paragraph if the failure is due to an act of God, or stoppage, or delay due to a strike or labor difficulty, a freight embargo, products shortage or other cause over which QUANTUM CYCLES has no control.

11.      Acknowledgment of Trademarks, Trade Names, Patents and Copyrights.

         (a) Dealer hereby recognizes QUANTUM CYCLES' sole and exclusive right of ownership in its trademarks, trade names, patents and copyrights. Dealer further warrants that there will be no abridgment of QUANTUM CYCLES' right to unlimited use of same.

         (b) During the term of this Agreement, Dealer is authorized by QUANTUM CYCLES to use the QUANTUM CYCLES name, trademarks and logos in connection with Dealer's sale, licensing, advertisement, servicing and promotion of the Products in the manner hereinafter prescribed. Dealer's use of such trademarks, logos and trade names will give Dealer no interest in such trademarks, logos or trade names, except as specifically provided herein. Complimentary and compatible products may be promoted as for use on or in connection with QUANTUM CYCLES Products as long as the origin of such other products is clearly identified.

         (c) Dealer is permitted to use the QUANTUM CYCLES name, logos or trademarks on letterheads, business cards and promotional literature, provided that Dealer obtains advance written consent of QUANTUM CYCLES. Any Dealer business cards, letterhead or promotional material displaying the QUANTUM CYCLES name or logo or trademark must also identify Dealer as an authorized independent dealer of QUANTUM CYCLES. Dealer will not use the words "agent", "agency", "partner", "franchisee" or other such words with its display of the QUANTUM CYCLES name, logo or trademark.

         (d) Dealer will not delete, alter, deface or conceal any trademark, trade name, copyright, proprietary legend, serial number or any designation of origin appearing on any of the Products or their containers or writings related thereto. Dealer further agrees not to affix any QUANTUM CYCLES trademark, logo or trade name to any item other than the Products of

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

QUANTUM CYCLES. Dealer agrees that it will immediately cease to use all QUANTUM CYCLES trademarks, trade names and logos upon expiration or termination of this Agreement.

12.      Standards for Executive Management.

         (a) For purposes of this paragraph 12, a person shall be deemed to have executive management control of the Dealer if such person:

                  (i) has authority over the day to day management of the Dealer,

                  (ii) has the authority to hire and fire personnel,

                  (iii) can commit to the expenditure of funds on behalf of Dealer, and

                  (iv) is appointed by the board of directors.

         (b) Each person who is in executive management control of the Dealer shall:

                  (i) be of good moral character,

                  (ii) not have committed a felony,

                  (iii) during the term of this Agreement, shall not have committed any act which would constitute grounds for the denial, suspension or revocation of a Dealer's license under the statutes of the state in which the Dealer is conducting its business., or any successor statute, and

                  (iv) meet such other standards as QUANTUM CYCLES may, from time to time, promulgate.

         (c) In the event Dealer desires to change its executive management control, Dealer shall notify QUANTUM CYCLES by written notice setting forth the name, address and business experience of the proposed change of executive management. Dealer's request for a change of executive management shall be approved unless QUANTUM CYCLES, within sixty (60) days following the receipt of such notice, files with the Florida Department of Highway Safety and Motor Vehicles a verified complaint for a determination that the proposed change in executive management will result in executive management control by persons who do not meet QUANTUM CYCLES standards.

13.      Transfer or Assignment of Agreement.

         (a) Dealer shall not transfer or assign this Agreement unless Dealer first notifies QUANTUM CYCLES of Dealer's desire to transfer or assign this Agreement, by written notice setting forth the prospective transferee's name, address, financial qualifications and business

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



experience during the previous five (5) years. No transfer or assignment shall be valid unless the transferee agrees in writing to comply with all requirements of this Agreement. Within sixty (60) days after receipt of such notice from Dealer, QUANTUM CYCLES shall inform Dealer either of the approval of the transfer or assignment or of the unacceptability of the proposed transferee, setting forth the material reasons for the rejection. The approval of the proposed transferee shall not be unreasonably withheld by QUANTUM CYCLES. Any proposed transferee shall:

                  (i)      be of good moral character,

                  (ii) have five (5) years experience in the sales or service of motorcycles, and

                  (iii) have a minimum net worth of Three Hundred Thousand Dollars ($300,000.00).

In the event the proposed transferee is unacceptable to QUANTUM CYCLES, QUANTUM CYCLES shall, within sixty (60) days following the receipt of notice of the proposed transfer or assignment by Dealer, file with the Department of Highway Safety and Motor Vehicles of the State in which the Dealer is conducting its business a verified complaint for a determination that the proposed transferee is not a person qualified to be a transferee under this Agreement.

         (b) For purposes of this paragraph 13, a transfer or assignment shall include the transfer or assignment of stock, partnership interest or other inducement of equity ownership to a person, or more than one person acting as a group, who acquires control of the Dealer. "Control" shall mean the ownership of a majority of the capital stock of Dealer (if a corporation), by vote or value, the majority of the capital or profits interest of Dealer (in the case of a partnership), or a majority of the capital or profits interest of Dealer (in the case of any other entity).

         (c) During the tendency of any hearing to determine the qualifications of a transferee, this Agreement shall continue in full force and effect.

14. Termination by Dealer. Dealer may terminate this Agreement upon any one (1) of the following events:

         (a) without cause, upon one hundred eighty (180) days' advance written notice thereof from Dealer to QUANTUM CYCLES, or

         (b) in the event QUANTUM CYCLES commits a material and substantial breach of its obligations under this Agreement and such breach shall continue for a period of ninety (90) days after written notice of said breach shall be provided by Dealer to QUANTUM CYCLES and QUANTUM CYCLES shall not have cured said breach within ninety (90) days or, if such breach is incapable of being cured within said ninety (90) days, has not initiated measures to cure said breach within a reasonable period of time.

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15.      Termination By QUANTUM CYCLES.

QUANTUM CYCLES may terminate this Agreement upon the occurrence of any of the following events:

         (a) upon ninety (90) days' written notice prior to the effective date of such termination,

                  (i) in the event Dealer has committed a material and substantial breach of a covenant or representation contained in this Agreement,

                  (ii) Dealer, Dealer's executive management, any Dealer sales manager, service manager or person representing Dealer in any media advertisement commits an act which is unbecoming of a reputable business person or commits an act which would constitute grounds for denial, suspension or revocation of a dealer license under the statutes of the State in which Dealer is conducting its business., or any successor statute,

                  (iii) Dealer loses its State motor vehicle Dealer's license.

                  (iv) in the event Dealer files a voluntary petition in bankruptcy, fails to have an involuntary petition in bankruptcy dismissed within thirty (30) days, makes an assignment for the benefit of creditors or files a petition for reorganization in which a material change is sought in Dealer's obligations,

                  (v) Dealer's failure to pay amounts due for Products purchased under this Agreement.

         (b) upon fifteen (15) days' prior written notice by QUANTUM CYCLES in the event Dealer fails to be engaged in business with the public for ten (10) consecutive business days. For purposes of this subsection (b), a Dealer shall be considered to be engaged in business with the public if Dealer's sales and service facility is open and performing eight (8) hours per day, five (5) days per week, excluding holidays. However, Dealer shall not be subject to termination pursuant to this subparagraph (b) if such failure to engage in business is due to an act of God, a work stoppage or a delay due to a strike or labor difficulty, a freight embargo or other cause over which Dealer has no control.

16.      Supervening Law.

Any term or condition in this Agreement which is inconsistent with the laws or the rules of the State in which the Dealer is conducting its business shall be of no force and effect.

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17.      Limitation on Damages.

IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR COLLATERAL, CONSEQUENTIAL, INDIRECT, INCIDENTAL, PUNITIVE OR EXEMPLARY DAMAGES ARISING OUT OF OR CONNECTED IN ANY WAY WITH THIS AGREEMENT.

18.      Indemnification by QUANTUM CYCLES.

QUANTUM CYCLES shall indemnify, save and hold harmless Dealer against any complaint, demand, claim, suit or judgment, including court costs and reasonable attorney's fees, arising out of any defect or alleged defect in the Products, whether sounding in strict liability in tort, negligence, misrepresentation, express or implied warranty or rescission of the sale. The indemnification provided by this paragraph shall not apply to the extent that Dealer's active negligence contributed to damages sustained by a third party.

19.      Indemnification by Dealer.

Dealer shall indemnify, save and hold QUANTUM CYCLES harmless for any loss, cost, damage, expense, claim or demand (including court costs and a reasonable attorney's fee) arising out of any failure of Dealer to perform its obligations under this Agreement.

20.      General.

         (a) Dealer and QUANTUM CYCLES represent and warrant to each other that each has the right and power to enter into this Agreement, and that there are no outstanding assignments, grants, licenses, encumbrances, obligations or agreement, written and/or implied, which are inconsistent with this Agreement.

         (b) This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State in which Dealer is conducting its business without resort to its rules on conflicts of laws. Venue for any proceeding arising under this Agreement shall be in Brevard County, Florida.

         (c) This Agreement, including the attached Exhibits, constitutes the entire Agreement between QUANTUM CYCLES and Dealer concerning the subject matter hereof, supersedes all prior and contemporaneous communications or agreements, written or oral, and is intended by the parties to be a complete and exclusive statement of the agreement of the parties. Except for issuance of revised pricing schedules, delivery schedules, warranty obligations and delivery and preparation instructions, in accordance with paragraphs 3, 5, 8, and 9 hereof, this Agreement may only be modified by a written statement by authorized representatives of both parties.


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         (d) The failure of either party to enforce at any time any of the provisions hereof shall not be construed to be a waiver of such provisions or of the right of such party thereof to enforce any such provisions.

         (e) In any case, if any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision hereof, and this Agreement shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein.

         (f) All of the terms, covenants, warranties and representations contained herein shall be binding upon both parties, their heirs, successors and assigns.

         (g) Should legal action become necessary to enforce any of the terms and conditions set forth herein, the prevailing party shall be entitled to recover from the other party all expenses incurred in connection with such action, including reasonable attorneys' fees.

         (h) The provisions of this Agreement take precedence over and supersede the terms of any purchase order issued to QUANTUM CYCLES by Dealer, which terms are inconsistent with the provisions of this Agreement.

         (i) Any notice, communication, request, reply, or advice (hereinafter severally and collectively called "notice") provided or permitted pursuant to this Agreement to be given, made or accepted by either party to the other must be in writing and may be given or served by depositing the same in the national mails of the party giving the notice, addressed to the party to be notified, postage pre-paid, and registered or certified with return receipt requested, or by delivering the same in person to such party. Notice deposited in the mail in the manner herein above described shall be effective only if and when received by the parties to be notified. For purposes of notice, the addresses of the parties, shall until changed, as hereinafter provided, be as follows:

                  (i) If to QUANTUM CYCLES:       American Quantum Cycles, Inc.
                                                 c/o Robert L. Guess, President
                                                 731 Washburn Road
                                                 Melbourne, Fl. 32934

                  with a copy to:
                  or such other address as QUANTUM CYCLES or its counsel may have advised the Dealer in writing; and

                  (ii) If to Dealer:
                  with a copy to:
                  or such other address as Dealer or its counsel may have advised QUANTUM CYCLES in writing.

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         (j) Nothing contained herein shall be construed as giving rise to any partnership or joint venture by the parties hereto.


IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate by their duly authorized representatives as of the day and year below written.
American Quantum Cycles, Inc.

By:                                                           By:
Title:                                                        Title:
Date:                                                         Date:


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                                   EXHIBIT "A"

                    AMERICAN QUANTUM CYCLES LIMITED WARRANTY

The limited warranties stated herein are the only express warranties made by American Quantum Cycles, Inc. ("QUANTUM CYCLES"). To the extent permitted by applicable law, the limited warranties stated herein are in lieu of all other expressed or implied warranties, including the IMPLIED WARRANTY OF MERCHANTABILITY AND THE IMPLIED WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE. The QUANTUM CYCLES warranty covers every QUANTUM CYCLES supplied part ("products"), except tires, headlamp, lightbulbs and batteries.

This warranty begins on the earlier of the date Customer takes delivery of the QUANTUM CYCLES product or the date the product was first put into service (for example, as a Dealer demo).

This warranty covers the cost of all parts and labor needed to repair any QUANTUM CYCLES product (except as noted below) which is defective in material or workmanship. QUANTUM CYCLES will repair or replace, at its option, any part found defective at its sole cost.

The QUANTUM CYCLES warranty runs for a period of one (1) year from the warranty start date or five thousand (5,000) miles from the warranty start date under normal driving conditions. This warranty does not apply if (i) the QUANTUM CYCLES products were altered from their original design and construction, (ii) non-QUANTUM CYCLES parts, components or equipment were installed on QUANTUM CYCLES products or (iii) the use of non-QUANTUM CYCLES materials or additives are used in conjunction with QUANTUM CYCLES products. The QUANTUM CYCLES warranty does not cover any product which is not an QUANTUM CYCLES supplied product. All repairs or replacements must be performed by an authorized QUANTUM CYCLES service center or a qualified motorcycle repair center that has been approved by QUANTUM CYCLES prior to the performance of warranty work. All warranty work must be approved by QUANTUM CYCLES before any repairs or replacement occur. Failure to receive prior written approval with an accurate evaluation of the work to be performed could result in a disqualification of the warranty repair request. The QUANTUM CYCLES limited warranties do not cover the cost of repairing damage or conditions caused by fire or accident; by abuse or negligence; by misuse; by tampering with odometer, emissions systems or other parts that could affect the systems; by improper adjustment or alteration; or by any changes made to the QUANTUM CYCLES product that do not comply with QUANTUM cycle's specifications. IN NO EVENT SHALL QUANTUM CYCLES BE LIABLE FOR INCIDENTAL, CONSEQUENTIAL, SPECIAL, PUNITIVE OR EXEMPLATORY DAMAGES CONNECTED WITH THE FAILURE OF ANY QUANTUM CYCLES PRODUCT COVERED UNDER WARRANTY.



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                                   EXHIBIT "B"

                         DEALER PREPARATION INSTRUCTIONS

1. Dealer shall inspect each vehicle within five (5) days of receipt of vehicle.

2. Dealer shall wash and polish each vehicle before displaying or transferring ownership.

3. Dealer shall start and test ride each vehicle not more than five (5) miles. The vehicle shall not be driven at or near performance limits since the vehicle has a "break-in" period of five hundred (500) miles.